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                            June 26, 2024

       Lichen Dong
       Chairman of the Board
       Next Technology Holding Inc.
       Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2, Guiwan Area, Nanshan District, Shenzhen, China 518000

                                                        Re: Next Technology
Holding Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Response dated June
20, 2024
                                                            File No. 001-41450

       Dear Lichen Dong:

              We have reviewed your June 20, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 7, 2024 letter.

       Preliminary Information Statement on Schedule 14C

       General

   1. We note your response to prior comment 1 and do not have any further comments at time. Please confirm
your understanding that our decision not to issue additional comments should not be
interpreted to mean that we either agree or disagree with your response, including any
conclusions you have made, or positions you have taken.
                                                        Please contact Matthew
Derby at 202-551-3334 with any other questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Technology